328 - 550 Burrard Street

Vancouver BC, V6C 2B5

PHONE: (604) 630-1399

FAX: (604) 484-4710

www.magsilver.com

August 1, 2005

Mr. Gord Neal

3505 West 40th Ave

Vancouver, BC

V6N 3B7

Re: Revised Offer of Position

Dear Gordon,

It is my pleasure to now offer you a full time consulting position as the Vice President Corporate Development with MAG Silver Corporation (“MAG”) for 90% of your working time. We understand that you have other corporate finance opportunities that will occupy 10% of your time on an ongoing basis.

Your revised consulting engagement will commence August 1, 2005.  A description of your role and duties is included in this letter and forms a part of this offer.  As we discussed, we expect that within proper corporate governance there will be opportunities to add value to Platinum Group Metals Ltd. and Sydney Resource Corporation, with a grant of options, in consideration of your general assistance to those firms.

The following are terms and conditions of your engagement with the Company:

1.

The Company will pay you a monthly fee of $ 9,000 payable in a single monthly payment at the beginning of each month.  Fees for partial months served will be paid pro-rata based on days worked over regular working days in that month.  The Company will not withhold taxes or related deductions or remit such amounts to Canada Revenue Agency on a monthly basis.  As a consultant you will be responsible personally for all required income tax, employment insurance, Canada pension plan payments or any other payroll remittance that may become due and payable to Canada Revenue Agency.  You will ensure that all such payments are made and you will indemnify MAG for any claim that may later arise from Canada Revenue Agency against MAG for either employee or employer related withholdings.  Your fees will be subject to review from time to time by the Board of Directors of the Company, but may not be reduced without your written consent.

2.

The Company will grant you annual vacation time of three weeks (15 working days) per year with pay, to be taken by you at a mutually agreeable time each year.  For purposes of this calculation, a year commences on January 1st each year.

3.

You have already been granted 100,000 incentive stock options in accordance with your original engagement with the Company.  Subject to the approval of the Board of Directors of the Company, you will be granted an additional incentive stock option allowing you to purchase a further 90,000 shares of the Company at a price of $0.75 per share based on your acceptance of this offer.  These options will be subject to the rules and conditions of the British Columbia Securities Commission and the TSX Venture Exchange.

4.

Your engagement with the Company may be terminated immediately, at any time, for cause.  For purposes of this section, cause will include, but not be limited to, any criminal act or breach of any British Columbia Securities Commission or TSX Venture Exchange regulation that has governance over your activities.  Compliance with all laws and regulations in a condition of your completion of your duties.

5.

Your engagement with the Company may be terminated by yourself or the Company at any time without cause by way of a written 30-day notice.

6.

Subject to the approval of the Chief Financial Officer, you will be reimbursed for all appropriate corporate expenses in a regular and timely manner upon your submission of receipts, other supporting documents and summary reports.  You may incur expenses related to your duties on behalf of the Company at your discretion, but within monthly and annual budgetary guidelines established by the Board of Directors and the President of the Company.  Any single expenditure of $1,000 or more will require advance approval from the president or Chief Financial Officer.  Fees and charges for items such as telephones, cell phones, data base rental, communications and etc. may be charged to the Company only as approved by the President or Chief Financial Officer.

7.

This Revised Offer of Position will replace and supersede all prior agreements between you and the Company, excepting your existing incentive stock option agreement as described above.

8.

In addition to the above remuneration, the Company will also honour the following bonus program, at all times in compliance with regulatory guidelines, as follows:

a.

A bonus of $10,000 will be paid for every new recognized industry analyst who covers or writes about the Company; and

b.

a bonus of $10,000 will be paid for each 3 new and “non-financing related” institution brought to be aware of the Company by Gord Neal who then subsequently, as a result of Gord Neal’s introduction, then purchases $250,000 or more worth of the Company’s securities on the open market; and

c.

a bonus of $50,000 will be paid for coordinating and closing any MAG financing for an amount in excess of $5.0 million, and this bonus will be split with Dan MacInnis as to 40% or $20,000 and Neal & Co. as to 60% or $30,000.

The Board of Directors has set forth a strategic plan for the Company, which the you and the CEO will be expected to implement as a part of your formal duties on behalf of the Company:

•

To grow MAG Silver to a company with sizable silver resources and potentially reserves as quickly as possible; and

•

look at producing and near producing assets for acquisition; and

•

take advantage of the shareholder base that MAG has with interest in silver; and

•

to grow the shareholder base to MAG especially in the institutional sphere

•

take advantage of the properties that MAG has secured and maximize their value either by direct exploration investment or in strategic alliances with other companies; and

•

build on the relationship that is emerging with Penolés into projects with resources or production.

Your specific duties as Vice President Corporate Development will include:

•

to expand the shareholder base and coverage of MAG in the analysts and financial community; and

•

to review the Company position and direction and develop MAG on it is strengths; and

•

to report to the Board on shareholder sentiment and the outside view of the Company; and

•

to assist in the development and presentation materials for all of the Company’s business; and

•

to look for key contacts, alliances, comparables, peer groups and other industry information to assist the Company in growth; and

•

to work with the Vancouver office support systems to assist the Company in its operations; and

•

to review the contracts and budgets of the Company for continuity with its message and corporate finance planning; and

•

to interrelate with the investment banking community on the Company’s behalf.

•

the requirement to purchase and wear an approved Company tie, or face disciplinary action.

Please deliver to me personally your signed original copy in confidence.  I look forward to working together.

Yours truly,

/s/ “Frank Hallam”

____________________

Frank R. Hallam, CFO

MAG Silver Corporation

Agreed and Accepted

/s/ “Gordon Neal”

_______________________

Gord Neal

Dated : October 11, 2005